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                       [NETCOM SYSTEMS, INC. LETTERHEAD]

                                October 2, 1998

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Elliot Staffin

RE:  NETCOM SYSTEMS, INC.
     S-1 REGISTRATION STATEMENT
     FILE NO. 333-56523

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended with reference to the Form S-1 Registration Statement No. 333-56523 of Netcom Systems, Inc. (the "Registrant") which was filed on June 10, 1998 (the "Registration
Statement"). In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby withdraws the Registration Statement.


Very Truly Yours,

NETCOM SYSTEMS, INC.


/s/ Gil Cabral
-----------------------------
Gil Cabral
Chief Financial Officer